Exhibit 99.1

Condensed Consolidated Interim Financial Statements
September 30, 2020 and 2019
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2020 and December 31, 2019
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$450,999	$177,742
Term deposits		53,364	3,275
Marketable securities		195	3,828
Accounts receivable and other	4	76,381	75,310
Inventories	5	169,206	163,234
Current portion of employee benefit plan assets		6,168	—
Assets held for sale	12	—	12,471
		756,313	435,860
Restricted cash		2,003	3,080
Other assets		38,547	22,943
Employee benefit plan assets		—	6,244
Property, plant and equipment		4,027,210	4,088,202
Goodwill		92,591	92,591
		$4,916,664	$4,648,920
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$195,088	$139,104
Current portion of capital lease liabilities		10,530	9,913
Current portion of debt	6	216,667	66,667
Current portion of asset retirement obligations		1,783	1,782
Liabilities associated with assets held for sale	12	—	4,257
		424,068	221,723
Debt	6	326,224	413,065
Lease liabilities		9,492	15,143
Employee benefit plan obligations		18,377	18,224
Asset retirement obligations		94,029	94,235
Deferred income tax liabilities		410,166	412,717
		1,282,356	1,175,107
Equity
Share capital	10	3,142,607	3,054,563
Treasury stock		(11,581)	(8,662)
Contributed surplus		2,636,507	2,627,441
Accumulated other comprehensive loss		(27,824)	(28,966)
Deficit		(2,148,120)	(2,229,867)
Total equity attributable to shareholders of the Company		3,591,589	3,414,509
Attributable to non-controlling interests	11	42,719	59,304
		3,634,308	3,473,813
		$4,916,664	$4,648,920
Approved on behalf of the Board of Directors

    (signed)     John Webster Director         (signed)    George Burns     Director

Date of approval: October 29, 2020

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Revenue
Metal sales	7	$287,595	$172,256	$748,167	$425,958

Cost of sales
Production costs		117,386	84,813	328,225	237,630
Depreciation and amortization		65,538	40,017	176,229	101,147
		182,924	124,830	504,454	338,777

Earnings from mine operations		104,671	47,426	243,713	87,181

Exploration and evaluation expenses		4,080	2,774	9,640	10,668
Mine standby costs	8	3,042	2,529	12,101	13,972
General and administrative expenses		6,634	7,431	21,078	22,687
Employee benefit plan expense		496	458	1,953	1,567
Share-based payments expense	13	2,586	2,727	7,244	8,127
Reversal of impairment		—	—	—	(11,690)
Write-down (reversal) of assets		29	(414)	(63)	13
Foreign exchange loss (gain)		(4,345)	643	(6,345)	878
Earnings from operations		92,149	31,278	198,105	40,959

Other income	9	4,740	871	4,776	11,159
Finance costs	9	(19,894)	(13,170)	(42,581)	(37,287)
Earnings from continuing operations before income tax		76,995	18,979	160,300	14,831

Income tax expense		38,691	15,888	83,767	29,930
Net earnings (loss) for the period		$38,304	$3,091	$76,533	$(15,099)

Attributable to:
Shareholders of the Company		41,009	4,233	81,747	(10,581)
Non-controlling interests		(2,705)	(1,142)	(5,214)	(4,518)
Net earnings (loss) for the period		$38,304	$3,091	$76,533	$(15,099)

Weighted average number of shares outstanding (thousands)
Basic		173,822	158,462	169,676	158,409
Diluted		178,131	161,735	173,732	158,409

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.24	$0.03	$0.48	$(0.07)
Diluted earnings (loss) per share		$0.23	$0.03	$0.47	$(0.07)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Net earnings (loss) for the period	$38,304	$3,091	$76,533	$(15,099)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax	669	(378)	1,567	785
Actuarial losses on employee benefit plans, net of tax	(227)	(178)	(425)	(587)
Total other comprehensive income (loss) for the period	442	(556)	1,142	198
Total comprehensive income (loss) for the period	$38,746	$2,535	$77,675	$(14,901)

Attributable to:
Shareholders of the Company	41,451	3,677	82,889	(10,383)
Non-controlling interests	(2,705)	(1,142)	(5,214)	(4,518)
	$38,746	$2,535	$77,675	$(14,901)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$38,304	$3,091	$76,533	$(15,099)
Items not affecting cash:
Depreciation and amortization		66,078	41,759	177,888	102,889
Finance costs		19,859	13,170	42,581	37,287
Interest income		(429)	(251)	(1,712)	(2,405)
Unrealized foreign exchange gain		(4,582)	(555)	(7,632)	(906)
Income tax expense		38,691	15,888	83,767	29,930
Loss on disposal of assets		281	49	2,831	1,062
Gain on the sale of Vila Nova	12	(2,451)	—	(2,451)	—
Write-down (reversal) of assets		29	(414)	(63)	13
Share-based payments expense	13	2,586	2,727	7,244	8,127
Employee benefit plan expense		496	458	1,953	1,567
Income from royalty sale		—	—	—	(8,075)
Reversal of impairment		—	—	—	(11,690)
		158,862	75,922	380,939	142,700
Property reclamation payments		(618)	(759)	(1,618)	(2,555)
Employee benefit plan payments		(1,284)	(332)	(1,955)	(1,681)
Income taxes paid		(22,899)	(8,593)	(55,746)	(12,603)
Interest paid		(9,370)	(3,505)	(29,728)	(18,641)
Interest received		429	251	1,712	2,405
Changes in non-cash working capital	15	40,281	(11,777)	24,694	(8,023)
Net cash generated from operating activities		165,401	51,207	318,298	101,602

Investing activities
Purchase of property, plant and equipment		(50,850)	(34,760)	(128,458)	(148,700)
Proceeds from the sale of property, plant and equipment		344	108	1,049	3,880
Proceeds from the sale of Vila Nova, net of cash disposed	12	9,896	—	9,896	—
Value added taxes related to mineral property expenditures, net		(12,800)	104	(18,283)	(7,615)
Proceeds from the sale of marketable securities		5,237	—	5,237	—
Decrease (increase) in term deposits		(48,528)	(114)	(50,089)	1,757
Decrease (increase) in restricted cash		(20)	297	1,077	10,491
Capitalized interest		—	—	—	(3,848)
Proceeds on pre-commercial production sales, net		—	—	—	12,159
Net cash used in investing activities		(96,721)	(34,365)	(179,571)	(131,876)

Financing activities
Cash received for issuance of shares		7,820	161	94,899	179
Acquisition of non-controlling interest	11	—	—	(7,500)	—
Contributions from non-controlling interests		—	220	301	220
Proceeds from borrowings	6	—	—	150,000	494,000
Repayment of borrowings	6	(58,574)	—	(91,907)	(600,000)
Loan financing costs		—	(428)	—	(15,423)
Principal portion of lease liabilities		(2,551)	(2,387)	(7,584)	(4,773)
Purchase of treasury stock		—	—	(3,679)	—
Net cash generated from (used in) financing activities		(53,305)	(2,434)	134,530	(125,797)

Net increase (decrease) in cash and cash equivalents		15,375	14,408	273,257	(156,071)
Cash and cash equivalents - beginning of period		435,624	115,109	177,742	286,312
Cash in disposal group held for sale		—	461	—	(263)
Cash and cash equivalents - end of period		$450,999	$129,978	$450,999	$129,978

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Share capital
Balance beginning of period	$3,135,955	$3,007,944	$3,054,563	$3,007,924
Shares issued upon exercise of share options, for cash	185	161	2,001	179
Transfer of contributed surplus on exercise of options	71	67	801	69
Shares issued to the public, net of share issuance costs	6,396	—	85,242	—
Balance end of period	$3,142,607	$3,008,172	$3,142,607	$3,008,172

Treasury stock
Balance beginning of period	$(11,587)	$(8,813)	$(8,662)	$(10,104)
Purchase of treasury stock (Note 13(b))	—	—	(3,679)	—
Shares redeemed upon exercise of restricted share units	6	76	760	1,367
Balance end of period	$(11,581)	$(8,737)	$(11,581)	$(8,737)

Contributed surplus
Balance beginning of period	$2,634,246	$2,623,523	$2,627,441	$2,620,799
Share based payments	2,338	2,077	6,456	6,094
Acquisition of non-controlling interest (Note 11)	—	—	4,171	—
Shares redeemed upon exercise of restricted share units	(6)	(76)	(760)	(1,367)
Transfer to share capital on exercise of options	(71)	(67)	(801)	(69)
Balance end of period	$2,636,507	$2,625,457	$2,636,507	$2,625,457

Accumulated other comprehensive loss
Balance beginning of period	$(28,266)	$(23,740)	$(28,966)	$(24,494)
Other comprehensive income (loss) for the period	442	(556)	1,142	198
Balance end of period	$(27,824)	$(24,296)	$(27,824)	$(24,296)

Deficit
Balance beginning of period	$(2,189,129)	$(2,325,267)	$(2,229,867)	$(2,310,453)
Net earnings (loss) attributable to shareholders of the Company	41,009	4,233	81,747	(10,581)
Balance end of period	$(2,148,120)	$(2,321,034)	$(2,148,120)	$(2,321,034)
Total equity attributable to shareholders of the Company	$3,591,589	$3,279,562	$3,591,589	$3,279,562

Non-controlling interests
Balance beginning of period	$45,424	$60,257	$59,304	$63,414
Net loss attributable to non-controlling interests	(2,705)	(1,142)	(5,214)	(4,518)
Acquisition of non-controlling interest (Note 11)	—	—	(11,672)	—
Contributions from non-controlling interests	—	1	301	220
Balance end of period	$42,719	$59,116	$42,719	$59,116
Total equity	$3,634,308	$3,338,678	$3,634,308	$3,338,678

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania, and Brazil.
Eldorado is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2019.
Except as described in note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
Certain prior period balances have been reclassified to conform to current period presentation.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 29, 2020.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2019.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
3. Adoption of new accounting standards
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2020:
(a) Interest rate benchmark reform - Phase 1
In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements.
(b) Conceptual framework for financial reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company adopted this standard and there was no material impact on its consolidated financial statements.
The following amendments to existing standards have been issued but not yet adopted by the Company:
(a) Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated financial statements as a result of adoption.
(b) Interest rate benchmark reform - Phase 2
In August 2020, the IASB published the Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The Phase 2 amendments address issues that may affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark. The amendments are effective for annual periods beginning on or after January 1, 2021. The Company is assessing the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements including the impact, if any, on amounts drawn on the Company's third amended and restated credit agreement (as defined below) which bear interest based on London Inter-Bank Offered Rate ("LIBOR").

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Accounts receivable and other

	September 30, 2020	December 31, 2019

Trade receivables	$34,803	$35,107
Value added tax and other taxes recoverable	16,651	17,658
Other receivables and advances	8,742	10,756
Prepaid expenses and deposits	16,185	11,789
	$76,381	$75,310

5. Inventories

	September 30, 2020	December 31, 2019

Ore stockpiles	$4,559	$3,859
In-process inventory and finished goods	78,041	81,282
Materials and supplies	86,606	78,093
	$169,206	$163,234

As at September 30, 2020, the Company recognized $98 and $10 in production costs and depreciation, respectively, to reduce the cost of lead and zinc concentrate inventory at Stratoni to net realizable value (as at September 30, 2019 – $406 and $1,010 recognized in production costs and depreciation, respectively, relating to lead, zinc, and gold concentrate inventory at Olympias and Stratoni).

6. Debt

	September 30, 2020	December 31, 2019

Senior notes due June 2024, net of unamortized discount and transaction fees of $9,336 (2019 - $13,806) (Note 6 (a))	$233,464	$287,568
Term loan, net of unamortized transaction costs of $1,678 (2019 - $2,239) (Note 6 (b))	164,988	197,761
Revolving credit facility (Note 6 (b))	150,000	—
Redemption option derivative asset (Note 6 (a))	(5,561)	(5,597)
	$542,891	$479,732
Less current portion, including credit facility	216,667	66,667
Long-term portion	$326,224	$413,065

(a) Senior Secured Second Lien Notes due 2024
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1.
(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
6. Debt (continued)
On August 31, 2020, the Company paid $65.5 million to redeem $58.6 million of senior secured notes, including a $5.6 million redemption premium and $1.3 million of interest accrued to the date of redemption. The redemption is pursuant to an optional redemption feature, which allows the Company to redeem up to 35% of the senior secured notes in connection with an equity offering at any time prior to December 31, 2021. As a result of the redemption, $2.3 million of unamortized discount and deferred transaction costs were recognized as finance costs together with the $5.6 million redemption premium.
The senior secured notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decreases in fair value, including the impact of the debt redemption, for the three and nine months ended months ended September 30, 2020, respectively, are $1,272 and $36, which are recognized in finance costs.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at September 30, 2020.
The fair market value of the senior secured notes as at September 30, 2020 is $259 million (December 31, 2019 – $324 million).
(b) Senior Secured Credit Facility
In May 2019, the Company executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of the following:
i) A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250 million revolving credit facility with a maturity date of June 5, 2023.
As at September 30, 2020, the Company has outstanding EUR 57.6 million and CDN $0.4 million ($68.1 million) (December 31, 2019 - EUR 57.6 million and CDN $0.4 million, totaling $64.5 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations and reduce availability under the revolving credit facility by corresponding amounts.
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at September 30, 2020.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at September 30, 2020, the Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.5%) on non-financial letters of credit secured by the revolving credit facility and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, the Company drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the novel coronavirus ("COVID-19") pandemic. The Company has no immediate need for the funds and this amount remains outstanding at September 30, 2020 (December 31, 2019 - nil). At this time, the Company expects to repay this amount within the next twelve months. Accordingly, the amount is included in the current portion of debt.
On June 30, 2020, the Company made a scheduled $33.3 million payment on the $200 million term loan.
(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
7. Revenue
For the three months ended September 30, 2020, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$113,951	$73,833	$—	$187,784
Gold revenue - concentrate	50,739	—	26,527	77,266
Silver revenue - doré	665	337	—	1,002
Silver revenue - concentrate	1,669	—	6,537	8,206
Lead concentrate	—	—	2,488	2,488
Zinc concentrate	—	—	8,243	8,243
Revenue from contracts with customers	$167,024	$74,170	$43,795	$284,989
Gain (loss) on revaluation of derivatives in trade receivables	(434)	—	3,040	2,606
	$166,590	$74,170	$46,835	$287,595

For the three months ended September 30, 2019, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$53,202	$46,094	$—	$99,296
Gold revenue - concentrate	38,644	—	9,266	47,910
Silver revenue - doré	291	208	—	499
Silver revenue - concentrate	881	—	3,969	4,850
Lead concentrate	—	—	6,026	6,026
Zinc concentrate	—	—	9,249	9,249
Revenue from contracts with customers	$93,018	$46,302	$28,510	$167,830
Gain on revaluation of derivatives in trade receivables	2,674	—	1,752	4,426
	$95,692	$46,302	$30,262	$172,256

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
7. Revenue (continued)
For the nine months ended September 30, 2020, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$299,042	$172,010	$—	$471,052
Gold revenue - concentrate	137,171	—	77,364	214,535
Silver revenue - doré	1,554	690	—	2,244
Silver revenue - concentrate	2,901	—	17,577	20,478
Lead concentrate	—	—	10,962	10,962
Zinc concentrate	—	—	25,253	25,253
Revenue from contracts with customers	$440,668	$172,700	$131,156	$744,524
Gain (loss) on revaluation of derivatives in trade receivables	(1,213)	—	4,856	3,643
	$439,455	$172,700	$136,012	$748,167

For the nine months ended September 30, 2019, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$123,090	$78,462	$—	$201,552
Gold revenue - concentrate	111,011	—	39,204	150,215
Silver revenue - doré	826	358	—	1,184
Silver revenue - concentrate	2,035	—	12,023	14,058
Lead concentrate	—	—	20,987	20,987
Zinc concentrate	—	—	33,910	33,910
Revenue from contracts with customers	$236,962	$78,820	$106,124	$421,906
Gain on revaluation of derivatives in trade receivables	2,899	—	1,153	4,052
	$239,861	$78,820	$107,277	$425,958

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

8. Mine standby costs

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Lamaque	$—	$—	$3,086	$—
Kisladag	—	105	—	5,732
Skouries	2,017	1,893	6,241	5,676
Vila Nova	288	387	746	1,896
Other mine standby costs	737	144	2,028	668
	$3,042	$2,529	$12,101	$13,972

In accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, operations were temporarily suspended at Lamaque on March 25, 2020. Operations restarted on April 15, 2020.

9. Other income and finance costs

	Three months ended September 30,		Nine months ended September 30,
(a) Other income	2020	2019	2020	2019

Loss on disposal of assets	$(281)	$(49)	$(2,831)	$(1,062)
Interest and other income	2,570	920	5,156	4,146
Gain on disposition of Vila Nova (Note 12)	2,451	—	2,451	—
Income from royalty sale	—	—	—	8,075
	$4,740	$871	$4,776	$11,159
(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Other income and finance costs (continued)

	Three months ended September 30,		Nine months ended September 30,
(b) Finance costs	2020	2019	2020	2019

Interest on senior secured notes	$7,382	$7,907	$23,193	10,185
Interest on term loan	1,236	3,057	5,166	3,959
Interest on $600 million senior notes	—	—	—	17,526
Other interest and financing costs	1,659	1,573	4,860	4,007
Senior secured notes redemption premium	5,564	—	5,564	—
Amortization of discount and transaction costs of senior secured notes due to early redemption	2,291	—	2,291	—
Write-off of unamortized transaction costs of 2012 notes	—	—	—	3,559
Loss on redemption option derivative (Note 6(a))	1,272	—	36	—
Asset retirement obligation accretion	490	633	1,471	1,899
Total finance costs	$19,894	$13,170	$42,581	$41,135
Less: Capitalized interest	—	—	—	(3,848)
	$19,894	$13,170	$42,581	$37,287

10. Share capital and earnings per share
(a) Share capital

Voting common shares	Number of Shares	Total

As at December 31, 2019	164,963,324	$3,054,563
Shares issued upon exercise of share options, for cash	468,863	2,001
Transfer of contributed surplus on exercise of options	—	801
Shares issued to the public	8,353,042	76,957
Share issuance costs	—	(1,636)
Flow-through shares issued, net of costs and premium	996,100	9,921
As at September 30, 2020	174,781,329	$3,142,607

On September 26, 2019, the Company established an at-the-market equity program (the “ATM Program”) which allowed the Company to issue up to $125 million worth of common shares from treasury from time to time at prevailing market prices. As at September 30, 2020, 14,458,000 common shares have been issued since the establishment of the ATM Program for total net proceeds of $122 million, including nil and 8,353,042 common shares issued during the three and nine months ended September 30, 2020, respectively.
(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
10. Share capital and earnings per share (continued)
On June 25, 2020, the Company completed a private placement of 384,616 common shares at a price of CDN $13.00 per share. The aggregate gross proceeds of CDN $5,000 ($3,664), will be used to fund the initial stage of the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $0.45 per share to the closing market price of the Company’s common shares at the date of issue. The premium of $127 was recognized in accounts payable and accrued liabilities and will be recognized in other income as required expenditures are incurred and related tax benefits renounced.
On September 30, 2020 the Company completed private placements of 435,324 common shares at a price of CDN $16.08 per share for proceeds of CDN $7,000; and 176,160 common shares at a price of CDN $17.03 for proceeds of CDN $3,000. The proceeds of CDN $7,000 ($5,248), will be used to continue to fund the Lamaque decline project. The proceeds of CDN $3,000 ($2,249) will be used to fund continued exploration at the Ormaque zone. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.03 and CDN $2.98, respectively, per share to the closing market price of the Company’s common shares at the date of issue. The combined premium of $1,056 was recognized in accounts payable and accrued liabilities and will be recognized in other income as required expenditures are incurred and related tax benefits renounced.
(b) Earnings per share
The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Weighted average number of ordinary shares used in the calculation of basic earnings per share	173,822,251	158,462,195	169,675,643	158,409,080
Dilutive impact of share options	1,429,752	1,043,723	1,236,133	—
Dilutive impact of restricted share units	447,540	549,672	457,133	—
Dilutive impact of performance share units and restricted share units with performance criteria	2,431,144	1,679,410	2,362,871	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	178,130,687	161,735,000	173,731,780	158,409,080

As for the three and nine months ended September 30, 2020, 1,938,649 and 2,802,831 options (three months ended September 30, 2019 - 2,893,642) were excluded from the dilutive weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. As the nine months ended September 30, 2019 was in a net loss position, the effect of all share instruments were anti-dilutive.

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

11. Acquisition of non-controlling interest
On May 11, 2020, the Company purchased the remaining 5% interest in Hellas Gold SA ("Hellas"), a subsidiary of the Company, for cash consideration of $7,500. Hellas operates the Olympias and Stratoni mines and holds the Skouries project. Additional consideration may become payable under certain circumstances but is not expected to be material.
As Hellas was controlled by the Company prior to the acquisition, $4,171 was recorded in contributed surplus for the nine months ended September 30, 2020 representing the difference between the cash consideration and the carrying value of the non-controlling interest at the date of purchase.

12. Sale of Vila Nova
In September 2020, the Company sold its Vila Nova iron ore mine in Brazil for proceeds of $10,000. The mine was placed on care and maintenance in 2014 and was presented as a disposal group for sale in June 2019. As at the date of sale, Vila Nova assets held for sale were $11,800 and liabilities associated with assets held for sale were $4,251, resulting in a gain on disposition of $2,451 recorded in other income.

13. Share-based payments
Share-based payments expense consists of:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Share options	$890	$772	$2,466	$2,341
Restricted shares with no performance criteria	352	386	1,016	1,221
Restricted shares with performance criteria	813	342	2,050	850
Deferred units	248	649	788	2,033
Performance shares	283	578	924	1,682
	$2,586	$2,727	$7,244	$8,127

(a)    Share option plans
The Company’s incentive stock option plan (the “Plan”) consists of options ("Options") which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the board of directors of the Company (the "Board") at the time an Option is granted. Options vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share-based payments (continued)
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2020		2019
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	$14.08	5,714,491	$22.56	5,591,228
Regular options granted	12.72	1,156,744	5.68	2,234,315
Exercised	5.93	(468,863)	6.20	(38,133)
Expired	33.40	(813,933)	38.57	(703,330)
Forfeited	13.38	(287,543)	22.74	(1,135,016)
At September 30,	$11.58	5,300,896	$14.39	5,949,064

As at September 30, 2020, a total of 3,789,648 options (December 31, 2019 – 3,748,454) were available to grant under the Plan. As at September 30, 2020, 2,540,809 share purchase options (December 31, 2019 – 2,670,039) with a weighted average exercise price of CDN $14.53 (December 31, 2019 – CDN $21.87) had vested and were exercisable.
The weighted average market share price at the date of exercise for share options exercised for the nine months ended September 30, 2020 was CDN $13.20 (September 30, 2019 – CDN $10.57).
During the nine months ended September 30, 2020, 1,156,744 (September 30, 2019 – 2,234,315) share options were granted. The weighted average fair value per stock option granted was CDN $4.12 (September 30, 2019 – CDN $2.12). The assumptions used to estimate the fair value of options granted during the nine months ended September 30, 2020 and 2019 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the share options.

	2020	2019
Risk-free interest rate (range) (%)	0.25 - 1.51	1.78 - 1.80
Expected volatility (range) (%)	59.23 - 69.80	61.17 - 63.21
Expected life (years)	2.96	2.98
Expected dividends	—	—

(b) Restricted share unit plan
The Company has a restricted share unit plan (“RSU” plan) whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. During the three and nine months ended September 30, 2020, the Company purchased nil and 356,315 shares on the open market for nil and $3,679 respectively. As at September 30, 2020, 564,586 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.

(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share-based payments (continued)
Currently, the Company has two types of RSUs:
i.RSU with no performance criteria
These RSUs are exercisable into one common share once vested, entitling the holder to receive the common share for no additional consideration. They vest based on service criteria as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. These RSUs terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed.
A total of 149,552 RSUs with no performance criteria with an average grant-date fair value of CDN $12.90 per unit were granted during the nine months ended September 30, 2020 under this plan. The fair value of each RSU issued is determined as the closing share price at grant date.
A summary of the status of the RSUs with no performance criteria and changes during the nine months ended September 30, 2020 and 2019 is as follows:

	2020	2019
At January 1,	536,330	333,119
Granted	149,552	391,092
Redeemed	(190,963)	(130,281)
Forfeited	(16,852)	(17,766)
At September 30,	478,067	576,164

As at September 30, 2020, 44,748 restricted share units are fully vested and exercisable (September 30, 2019 – 36,424).
ii.      RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
A total of 299,112 RSUs with performance criteria were granted under this plan during the nine months ended September 30, 2020 with a fair value of CDN $24.94 per unit. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes during the nine months ended September 30, 2020 and 2019 is as follows:

	2020	2019
At January 1,	457,498	152,927
Granted	299,112	412,473
Forfeited	(66,643)	(38,695)
At September 30,	689,967	526,705
(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share-based payments (continued)
(c) Deferred unit plan
The Company has an independent directors deferred unit plan (“DU Plan”) under which deferred units ("DU’s") are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”) fifteen (15) trading days after the Redemption Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Participant receives cash payment equal to the market value of such DUs as of the Redemption Date.
At September 30, 2020, 345,887 DUs were outstanding (December 31, 2019 – 362,433) with a fair value of $3,643, which is included in accounts payable and accrued liabilities (December 31, 2019 – $2,911). The fair value was determined based on the closing share price at September 30, 2020.

14. Pension plan settlement
The Company operated a defined benefit registered pension plan in Canada ("the Pension Plan"). The Pension Plan, which was only available to certain qualifying employees, provided benefits based on an employee’s years of service and final average earnings at retirement.
On December 13, 2019, the Company resolved to wind-up the Pension Plan. During the three months ended September 30, 2020, the plan was settled through the purchase of an annuity on behalf of the members. Accordingly, the plan assets and liabilities were re-measured on September 30, 2020, and a gain on settlement of $6 has been recognized in other income during the three and nine months ended September 30, 2020.
The amounts relating to the defined benefit registered pension plan settled in September 2020 were determined as follows:

	September 30, 2020	December 31, 2019
Present value of obligations	$—	$(3,129)
Fair value of plan assets	—	1,959
Liability on statement of financial position	$—	$(1,170)

The movement in the present value of the registered pension plan defined benefit obligation was as follows:

	September 30, 2020	December 31, 2019

Beginning of the period	$(3,129)	$(2,703)
Current service cost	—	(34)
Interest cost	(69)	(106)
Actuarial loss	(187)	(295)
Benefit payments	138	152
Exchange gain (loss)	94	(143)
Defined benefit obligation extinguished on settlement	3,153	—
End of the period	$—	$(3,129)
(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
14. Pension plan settlement (continued)
The movement in the fair value of registered pension plan assets for the periods presented are as follows:

	September 30, 2020	December 31, 2019

Beginning of the period	$1,959	$1,865
Interest income on plan assets	43	—
Actuarial gain	59	152
Contributions by employer	1,283	—
Benefit payments	(138)	(152)
Exchange gain (loss)	(59)	94
Assets distributed on settlement	(3,147)	—
End of the period	$—	$1,959

The principal actuarial assumptions used to measure the registered pension plan assets and liabilities were as follows:

	September 30, 2020	December 31, 2019

Expected return on plan assets	—	3.1%
Discount rate - end of period	2.6%	3.1%
Rate of salary and bonus escalation	2.0%	2.0%
Rate of maximum pension escalation	3.0%	3.0%

15. Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Changes in non-cash working capital
Accounts receivable and other	$14,463	$8,810	$(4,995)	$12,584
Inventories	(3,054)	(13,550)	821	(8,172)
Accounts payable and accrued liabilities	28,872	(7,037)	28,868	(12,435)
	$40,281	$(11,777)	$24,694	$(8,023)

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Commitments
Significant changes to the Company's commitments and contractual obligations as at September 30, 2020:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Total

Debt	$66,667	$66,667	$183,333	$241,426	$—	$558,093
Purchase obligations and other commitments	57,154	4,766	406	146	146	62,618
	$123,821	$71,433	$183,739	$241,572	$146	$620,711

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include the March 30, 2020 draw of $150 million under the revolving credit facility that has been presented in the table above as repayable on June 5, 2023, based on the contractual maturity date of the revolving credit facility. At this time, the Company expects to repay this amount within the next twelve months. Accordingly, the amount is included in the current portion of debt on the statement of financial position as at September 30, 2020. On October 29, 2020, the Company issued a redemption notice for the senior secured notes and intends to redeem $7.5 million of the principal amount of the senior secured notes in December 2020. The redemption amount is based on flow-through shares issued in September 2020 and the redemption price is 109.5% of the aggregate principal amount repaid, plus accrued and unpaid interest.
Purchase obligations relate primarily to mine development expenditures at Olympias, mine operating costs and capital projects at Kisladag and capital projects at Efemcukuru.

17. Fair value measurements
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Fair value measurements (continued)
Assets measured at fair value as at September 30, 2020 include marketable securities of $195 (December 31, 2019 – $3,828), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, settlement receivables of $34,177 (December 31, 2019 – $34,461) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $5,561, (December 31, 2019 – $5,597), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. Valuation of the contingent consideration on the acquisition of interest in Hellas is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at September 30, 2020.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior secured notes (note 6). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior secured notes is based on observable prices in inactive markets. The fair value of the term loan of $167 million and the fair value of the revolving credit facility approximates the carrying value both based on current market rates of interest and the Company's credit risk premium, and represent Level 2 fair value measurements. The fair value measurement of contingent consideration related to the acquisition of the minority interest in Hellas Gold (note 11) is categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.

18. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at September 30, 2020 are outlined below.
(a)Interest rate risk
The Company's outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, the Company additionally drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At September 30, 2020, $167 million is outstanding under the term loan and $150 million is outstanding under the revolving credit facility. A 1% change in the variable interest rate would result in a $3,170 change in net earnings on an annualized basis.
(b)Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. In March 2020, the Company drew $150 million under the revolving credit facility and continues to hold these funds as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. The Company has no immediate need for the funds. Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

18. Financial risk management (continued)
The Company raised net proceeds of $122 million under its ATM Program from September 2019 to June 2020. In June 2020, the Company made a scheduled $33.3 million payment on the $200 million term loan. On August 31, 2020, the Company made a voluntary redemption payment of $58.6 million on the $300 million senior secured notes. Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.

19. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2020, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Tocantinzinho project and exploration activities. The Brazil segment also includes Vila Nova up until the sale of the Vila Nova iron ore mine in September 2020. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
19. Segment information (continued)

As at and for the three months ended September 30, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$166,590	$74,170	$46,835	$—	$—	$—	$287,595
Production costs	57,296	20,212	39,878	—	—	—	117,386
Depreciation and amortization	29,886	22,789	12,863	—	—	—	65,538
Earnings (loss) from mine operations	$79,408	$31,169	$(5,906)	$—	$—	$—	$104,671

Other significant items of income and expense
Exploration and evaluation expenses	$538	$798	$150	$2,227	$44	$323	$4,080
Income tax expense (recovery)	33,934	8,049	(1,246)	(2,442)	396	—	38,691

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$25,119	$16,216	$10,819	$—	$410	$39	$52,603

* Presented on an accrual basis; excludes asset retirement adjustments.

As at and for the three months ended September 30, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$95,692	$46,302	$30,262	$—	$—	$—	$172,256
Production costs	33,463	15,837	35,513	—	—	—	84,813
Depreciation and amortization	17,129	14,493	9,029	—	—	(634)	40,017
Earnings (loss) from mine operations	$45,100	$15,972	$(14,280)	$—	$—	$634	$47,426

Other significant items of income and expense
Exploration and evaluation expenses	524	421	228	1,131	74	396	2,774
Income tax expense (recovery)	9,542	4,295	(524)	1,088	1,487	—	15,888

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$11,952	$22,770	$9,316	$3	$1,012	$14	$45,067

* Presented on an accrual basis; excludes right-of-use assets of $9,379 recognized upon the adoption of IFRS 16 on January 1, 2019.

(18)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
19. Segment information (continued)

As at and for the nine months ended September 30, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$439,455	$172,700	$136,012	$—	$—	$—	$748,167
Production costs	150,410	54,261	123,554	—	—	—	328,225
Depreciation and amortization	79,600	58,997	37,632	—	—	—	176,229
Earnings (loss) from mine operations	$209,445	$59,442	$(25,174)	$—	$—	$—	$243,713

Other significant items of income and expense
Exploration and evaluation expenses	$1,514	$2,246	$466	$4,050	$152	$1,212	$9,640
Income tax expense (recovery)	73,815	12,627	(5,803)	(3,625)	6,753	—	83,767

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$56,977	$38,402	$31,027	$6	$1,305	$65	$127,782

Information about assets and liabilities
Property, plant and equipment	$762,284	$583,395	$2,059,789	$414,309	$204,897	$2,536	$4,027,210
Goodwill	—	92,591	—	—	—	—	92,591
	$762,284	$675,986	$2,059,789	$414,309	$204,897	$2,536	$4,119,801

Debt, including current portion	$—	$—	$—	$—	$—	$542,891	$542,891

* Presented on an accrual basis; excludes asset retirement adjustments.

(19)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
19. Segment information (continued)

As at and for the nine months ended September 30, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$239,861	$78,820	$107,277	$—	$—	$—	$425,958
Production costs	96,615	29,385	111,630	—	—	—	237,630
Depreciation and amortization	44,420	24,920	31,807	—	—	—	101,147
Earnings (loss) from mine operations	$98,826	$24,515	$(36,160)	$—	$—	$—	$87,181

Other significant items of income and expense
Reversal of impairment	$—	$—	$—	$—	$(11,690)	$—	$(11,690)
Exploration and evaluation expenses	1,429	1,004	3,080	3,602	302	1,251	10,668
Income tax expense (recovery)	28,047	3,931	(3,643)	390	1,205	—	29,930

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$35,349	$54,973	$23,479	$11	$2,643	$21	$116,476
Capitalized interest	—	3,848	—	—	—	—	3,848

*  Presented on an accrual basis; net of pre-commercial production proceeds and excludes asset retirement adjustments and right-of-use assets of $9,379 recognized upon the adoption of IFRS 16 on January 1, 2019.

As at December 31, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment	$791,354	$606,274	$2,067,719	$415,150	$204,419	$3,286	$4,088,202
Goodwill	—	92,591	—	—	—	—	92,591
	$791,354	$698,865	$2,067,719	$415,150	$204,419	$3,286	$4,180,793

Debt, including current portion	$—	$—	$—	$—	$—	$479,732	$479,732

(20)